Nanotechnology-Enabled Targeted Viricides” A Publicly Traded Company, “NNVC” www.nanoviricides.com

April 8, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler,
Assistant Director

Re:	NanoViricides, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on March 24, 2008
File No. 333-148471

Dear Mr. Riedler:

Please be advised that the undersigned is the duly elected Chief Executive Officer of NanoViricides, Inc. (the "Registrant").  Having been advised that the Commission has no further comments to the Registrant's Form S-1 Registration Statement, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Friday, April 11, 2008 at 9:30 a.m., or as soon thereafter as practicable.

The Registrant is in receipt of your comment letter of March 31, 2008, as it relates to the Registrant’s Form S-1 filing.  In accordance therewith, the Registrant acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the registration statement do not foreclose the Commission from taking any action with respect to the filing. The Registrant also acknowledges that the adequacy and accuracy of the disclosure in the above-referenced filing is the responsibility of the Registrant.  The Registrant represents to the Commission that staff comments will not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,
/s/ Eugene Seymour
Eugene Seymour, MD MPH

135 Wood Street, Ste. 205, West Haven, CT 06516. Tel./Fax: 203-937-6137.